May 25, 2006	Paul D. Chestovich Direct Phone: (612) 672-8305 Direct Fax: (612) 642-8305 Paul.Chestovich@maslon.com
Via EDGAR and Federal Express

United States Securities & Exchange Commission
Attention: Michael Fay
100 F. Street N.E.
Washington, D.C. 20549-3561

Re:	Spectre, Gaming, Inc. (the “Company”)
Form 10-KSB for the year ended December 31, 2005
File No. 000-25764

Dear Mr. Fay:

This letter responds on behalf of the Company to the comment letter from Michael Fay to Kevin M. Greer dated May 9, 2006 with respect to the filing listed above. Included below are the SEC’s comments and the corresponding responses of the Company, which are being submitted together with Amendment No. 1 to Form 10-KSB/A (the “Amended Report”). For your convenience, we are also sending you two copies of the Amended Report, and two copies marked to show our changes from the original filing made on March 24, 2006.

Contractual Obligations, page 22

1.	Please revise your table of contractual obligations to include your purchase obligations with Bally Gaming Inc. Refer to Item 303(a)(5) of Regulation S-K.

As of December 31, 2005, the Company did not have any legally enforceable obligations to Bally Gaming, Inc. other than the balance on a note payable of $2,250,000, which was included in the referenced chart. The Redemption Technology and Supply Agreement, as amended through December 31, 2005, contained provisions regarding pricing of components, future royalty payments that will be due (contingent, however, on future revenues), and other provisions relating to the use of the technology and distribution rights. None of the provisions, however, stated any absolute or quantifiable financial commitments to Bally Gaming which would render the pricing provisions relevant and thus properly includable in the chart under Regulation S-K Item 303(a)(5). The Company will include any additional contractual liabilities that will be under the agreement, including subsequent amendments, in future filings. In the Amended Report, however, we have made no changes at this time.

Balance Sheets, page 26

2.
Please tell us if you tested your long-lived assets for recoverability under paragraph 8 of SFAS 144. If you performed a test for recoverability, provide us your analysis of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group in accordance with paragraph 20 of SFAS 144 and your analysis of fair value in accordance with paragraphs 22 and 23 of SFAS 144. If you did not perform a test for recoverability, explain to us why it was not necessary.

Mr. Michael Fay
May 25, 2006

As noted in Footnote 2 to the financial statements (pages 32 and 33), management had reviewed its long-lived assets for impairment and recorded an impairment charge of $907, 058 for the year ended December 31, 2005. As background, the Company’s long-lived assets can be segregated into two groups, assets relating to its Class II and Class III gaming operations, which were included on the balance sheet as “other assets of discontinued operations,” and the second group relating to its current amusement-with-prize business. In December 2005, the Company determined that it would discontinue its Class II and Class III operations and immediately began efforts to sell the assets related to that business. Pursuant to paragraph 8 of SFAS 144, this was considered an event or change in circumstance that would require testing for recoverability of assets. We did not perform an analysis of the undiscounted cash flows, because of the exit of the operations. It was clear that the undiscounted net cash flows would not exceed the book value of the assets. The assets of the discontinued operations were valued based on the estimated fair value for which the Company anticipates that they can be sold, pursuant to paragraph 22 of SFAS 144. The Company estimated the recoverable value of the assets based on (i) estimates solicited from experts in the business and (ii) discussions with potential buyers. Those efforts resulted in an estimate of value for each class of the assets, including costs to sell, and the resulting impairment charge was determined.

The Company began its efforts in the amusement-with-prize (AWP) business in May 2005 when it entered into the Redemption Technology and Supply Agreement with Bally Gaming, Inc. The Company recorded an asset of $5,000,000 relating to the technology and distribution rights purchased under that agreement. This represents the bulk of the Company’s long-lived assets for its continuing operations. At December 31, 2005, the Company was still in the process of developing and beta testing its AWP products, which include the purchased technology. The Company evaluated and continues to evaluate the expected net cash flows from its long-lived assets to assure that the assets are recoverable. In that regard, the Company’s projected net cash flows considering the amortization of the purchased technology, purchased rights, all other non-current assets, and estimated future development costs of the continuing operations are approximately ($2,800,000), $13,800,000, and $41,000,000 for 2006, 2007, and 2008 respectively. These and earlier similar assumptions formed the basis for our decision to purchase the technology and rights in 2005. Although the Company is experiencing initial operating losses from continuing operations, these losses were expected and thus were not considered a triggering event under paragraph 8e of SFAS 144 at December 31, 2005. We also considered other items a.-f. of paragraph 8 and considered those conditions not evident at December 31, 2005. Nevertheless, based on these cash flow projections, the Company concluded that the value of the long-lived assets of continuing operations will be realized from the future expected net cash flows. We also analogized the Boards comments in paragraphs B69 and B70 of SFAS 142 to the recently acquired technology and rights and believe that this guidance was somewhat relevant to considering whether such newly acquired assets could be impaired given the status of the ongoing development.

Note 2: Summary of Accounting Policies
Technology and Distribution Rights, page 33

3.
Please explain to us why you have not allocated any amount to in-process research and development in connection with your 2005 agreement with Bally Gaming, Inc. In this regard, we note on page 7 that you are enhancing the technology and the development process has not been completed. Refer to paragraph 11(c) of SFAS 2 for guidance.

Mr. Michael Fay
May 25, 2006

The technology and distribution rights acquired from Bally included a software license and sub-licensing rights to Bally’s Alpha Game Platform, redemption technology, standard Class III games, math models, graphics, and sounds for the redemption (AWP) market only, and the exclusive right to distribute Bally products in the AWP market and the video lottery terminal (VLT) market in Texas, when VLT’s become legal there. Thus, the software license rights, standard games, math models, graphics, themes and sounds are the only technology acquired in the agreement that would be subject to SFAS 2. Spectre has developed previous software that interfaces with and makes use of the redemption technology in the course of deploying our machines in the field, and the games, graphics and sound capabilities to a particular gaming requirement (AWP) or customer need as a part of a continuing commercial activity (AWP games exist and are used, but not with the features and capabilities that Spectre is developing). In addition, we are making routine and on-going efforts to refine, enrich or otherwise improve upon the qualities of our software and how that software interfaces with the Bally technology.

In connection with the acquisition of the entire rights, we considered whether they were assets under Concept 6. We concluded that the rights meet the three essential criteria to be considered assets. We then considered SFAS 2 and whether any of the technology elements to be used in our development efforts constituted in process R&D. Pursuant to paragraph 11(c) of FAS 2, if the cost of intangible assets that are purchased from others for use in research and development activities and that have alternative uses (in research and development or otherwise) then they shall be accounted for in accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets. The AWP gaming machines permit a player to receive points or credits that can be redeemed for a prize. Bally had previously developed this redemption technology. Spectre is using this redemption capability and certain of Bally’s game themes, sounds and graphics in Spectre AWP machines. The purchased licenses and rights are existing technology that is currently being used in different applications or markets (e.g., Class II and Class III gaming) other than the application for which the technology was licensed to Spectre. Bally has this redemption and related prize fulfillment operating in machines in the Nation of Austria and the State of Washington.

We considered the definitions of research and development projects in paragraphs 9 and 10 of SFAS 2 and determined that the most relevant activity that explains how Spectre is using the technology is in 10e and 10d. While it is true that the Company is modifying and enhancing how the technology is used in the AWP market, it is not technology that was purchased for a specific research and development project which would require expensing at the time that it was acquired pursuant to paragraph 11(c) of FAS 2. Instead, it is a technology that clearly has alternative uses and should be capitalized under FASB Statement No. 142.

Note 5: Shareholder’s Equity
Preferred Stock, page 38

4.
Please provide us the analysis in which you concluded that a deemed dividend on the embedded conversion feature of the preferred stock is not required under EITF 00-27. As part of your response, explain why it was not necessary to allocate the proceeds received in the transaction on a relative fair value basis between the warrants and the Series B Variable Rate Convertible Preferred Stock, as discussed in Issue 1 of the abstract.

Mr. Michael Fay
May 25, 2006

In our original Form 10-KSB filing we allocated the proceeds of the October 2005 preferred stock offering based upon the actual fair value of the warrants as opposed to relative fair values of the warrants and preferred stock as specified in 00-27. As a result, we have performed the following analysis using the relative fair values of the preferred stock and warrants. This analysis does consider the impact of any embedded conversion feature as discussed in our response to comment 5 below, as required by SFAS 133.

Relative Fair Value Allocated to Warrants	$2,485,360
Relative Fair Value Allocated to Preferred Stock	4,934,640
Total Fair Value	$7,420,000

Effective Conversion Price	$1.06
Fair Value of Company Stock at Commitment Date	1.80
Difference Between the effective conversion price and fair value	$0.74
Number of shares to be received on conversion	4,637,500

Value of beneficial conversion feature (treated as a deemed dividend)	$3,412,860

The Amended Report restates our financial statements and related disclosures contained in our Form 10-KSB for the year ending December 31, 2005 in conformity with the presentation set forth above. In particular, please see Notes 5 and 19 to the restated financial statements (see pages 32 and 42 of the marked copies of the Amended Report). This restatement has also caused us to change certain of our disclosures contained in the MD&A section of our Amended Report. In this regard, please see page 13 of the marked copies of the Amended Report. Furthermore, the report of our independent auditors has been changed to note the restatement (see page 19 of the marked copies of the Amended Report).

5.
Please provide us an analysis of the embedded conversion feature of your convertible preferred stock and the warrants to purchase common stock under SFAS 133 and EITF 00-19 to support your current presentation. In this regard, we note that it appears that you are required to settle the instruments in registered shares, which appear to indicate that these instruments are derivative liabilities.

In October 2005, the Company issued 7,420 shares of Series B Variable Rate Convertible Preferred Stock, which provides for dividends based on the six-month LIBOR plus 4%. The preferred stock is redeemable at the Company’s option under certain conditions. The preferred stock was convertible on the date of issue and is not mandatorily redeemable because it does not embody an unconditional obligation requiring Spectre to redeem the instrument at a specified or determinable date or upon an event certain to occur. We reviewed SFAS 150 and concluded that the preferred stock did not embody any of the three classes of free-standing financial instruments covered by that pronouncement. As a result, the stock was not classified as a liability. The preferred stock is subject to a registration rights agreement that required Spectre to register the shares underlying the settlement by the 90th calendar day following October 27, 2005 (by the 120th day if the SEC performed a full review of the filing). The Company met these terms and the underlying registration statement was declared effective on December 23, 2005. Although the preferred stock was subject to the registration rights agreement, Spectre was not obligated to settle any subsequent conversion in registered shares. The remedy to the preferred shareholders under the Certificate of Designation, in the event a registration statement was not filed, declared effective or maintained effectiveness is for the issuance of common stock or an increase in the preferred dividend on the preferred stock to 18% per annum. The remedy did not require net cash settlement. Thus under paragraph 17(b) of EITF 00-19 the contract specified how settlement would occur in the event the Company was unable to deliver registered shares, and that remedy was not a net cash settlement. We also considered each of the elements in paragraphs 12-32 of 00-19 and determined the contract should be reported in equity.

Mr. Michael Fay
May 25, 2006

We have also considered whether the preferred stock conversion includes any other embedded conversion features in accordance with SFAS 133. However, we determined that the preferred stock was more akin to an equity investment because of the lack of mandatory redemption features or other net cash settlement. We assessed that the preferred stock was deemed an equity host under SFAS 133 and the equity definition in SFAS 115. Therefore, we did not consider any other features to be embedded derivative liabilities which must be bifurcated from the preferred stock.

In connection with the Series B preferred offering, the company issued warrants that are convertible into an aggregate 4.6 million shares of common stock. The warrants are subject to a registration rights agreement with registration requirements identical to the registration dates discussed above for the preferred stock. The remedy to the warrant holders in the event a registration statement was not filed, declared effective or maintained effective is that the holder receives unregistered shares of common stock equal to the fixed number of shares above in a net physical or net share settlement. Thus under paragraph 17(b) of EITF 00-19 the contract specified how settlement would occur in the event the Company was unable to deliver registered shares, and that remedy was not a net cash settlement. We also considered each of the remaining elements in paragraphs 12-32 of 00-19 and determined the warrant contract should be reported in equity.

We believe that our disclosures surrounding the features and settlement terms of the warrants and preferred stock could be enhanced to give a reader a more thorough understanding of the above facts. We propose to revise these disclosures in future filings.

Closing Comments

In response to your closing comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company expects to reiterate these acknowledgements upon its submission of acceleration requests relative to the Post-Effective Amendment No. 1 to Form SB-2 filed on April 28, 2006 (File No. 333-130254), and Post-Effective Amendment No. 4 to Form SB-2 filed on May 5, 2006 (File No. 333-120879).

Mr. Michael Fay
May 25, 2006

Finally, we also note that we have provided revised Section certifications as Exhibits 31.1 and 31.2 to conform to the exhibit requirements set forth in Item 601(b)(31) of Regulation S-B.

* * * *

Please do not hesitate to contact me at (612) 672-8305 or William M. Mower at (612) 672-8358, with any questions concerning the responses included in this letter on behalf of the Company.

Sincerely,

/s/ Paul D. Chestovich

Paul D. Chestovich

PDC:ck

cc: Kevin M. Greer
William M. Mower, P.A.

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